June 17, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Attn: Erin Purnell, Esq.
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Zoom Telephonics, Inc. (CIK No. 0001467761)

Registration Statement on Form S-1 (File No. 333-239122)

Dear Ms. Purnell:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Zoom Telephonics, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:30 a.m., Eastern Time, on June 22, 2020, or as soon thereafter as is practicable.

We wish to advise you that there is no underwriter presently engaged for the offer and sale of securities contemplated by the above-referenced Registration Statement.

This letter constitutes the Company’s confirmation of its awareness of its obligations under the Act.

Very truly yours, Zoom Telephonics, Inc.

By:	/s/ Jacquelyn Barry Hamilton
Name:	Jacquelyn Barry Hamilton
Title:	Chief Financial Officer

cc:
Richard F. Langan, Jr., Esq.

Nixon Peabody LLP
Pierce H. Han, Esq.
Nixon Peabody LLP